大華銀行
UNITED OVERSEAS BANK

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 65339898 **Fax** (65) 65342334
www.uobgroup.com

Our ref: ANN2002'03/UOB2003/UOB A25-UOB3rdQ/sc/atl

31 October 2003

File No. 82-2947

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

UNAUDITED RESULTS FOR THE NINE MONTHS/
3RD QUARTER ENDED 30 SEPTEMBER 2003

Dear Sir

We enclose a copy of our News Release dated 31 October 2003, in regard to the above matter, for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Leo Hee Wui
Assistant Secretary

Enc

dlw 11/20

大華銀行集團
UNITED OVERSEAS BANK GROUP

NEWS RELEASE

UNITED OVERSEAS BANK LIMITED
(Incorporated in the Republic of Singapore)

To : All Shareholders

The Board of Directors of United Overseas Bank Limited wishes to make the following announcement:

1. UNAUDITED RESULTS FOR THE NINE MONTHS/THIRD QUARTER ENDED 30 SEPTEMBER 2003

	The Group					
	9 Months 2003 $'000	9 Months 2002 $'000	Incr / (Decr) %	**3rd Quarter 2003 $'000**	3rd Quarter 2002 $'000	Incr / (Decr) %
Interest income	**2,518,184**	2,850,684	(11.7)	**816,789**	925,717	(11.8)
Less : Interest expense	**927,021**	1,227,905	(24.5)	**292,914**	392,009	(25.3)
Net interest income	**1,591,163**	1,622,779	(1.9)	**523,875**	533,708	(1.8)
Dividend income	**30,025**	23,838	26.0	**11,395**	5,689	100.3
Fee & commission income	**416,712**	362,097	15.1	**148,154**	114,671	29.2
Rental income	**55,773**	59,992	(7.0)	**17,255**	20,089	(14.1)
Other operating income	**240,672**	168,832	42.6	**57,727**	88,647	(34.9)
Income before operating expenses	**2,334,345**	2,237,538	4.3	**758,406**	762,804	(0.6)
Less : Staff costs	**389,792**	399,331	(2.4)	**128,105**	128,690	(0.5)
Other operating expenses	**416,055**	389,846	6.7	**140,927**	133,401	5.6
	805,847	789,177	2.1	**269,032**	262,091	2.6
Operating profit before goodwill amortisation and provisions	**1,528,498**	1,448,361	5.5	**489,374**	500,713	(2.3)
Less : Goodwill amortisation	**152,056**	141,608	7.4	**50,236**	48,707	3.1
Less : Provisions	**366,369**	279,406	31.1	**101,285**	122,121	(17.1)
Operating profit after goodwill amortisation and provisions	**1,010,073**	1,027,347	(1.7)	**337,853**	329,885	2.4
Exceptional item [(1)]	**-**	(34,795)	(100.0)	**-**	(17,102)	(100.0)
Share of profit of associates	**62,042**	108,806	(43.0)	**32,407**	15,140	114.0
Profit from ordinary activities before tax	**1,072,115**	1,101,358	(2.7)	**370,260**	327,923	12.9
Less : Tax	**248,060**	231,714	7.1	**79,468**	82,509	(3.7)
Share of tax of associates	**15,031**	17,971	(16.4)	**7,572**	5,321	42.3
Profit after tax	**809,024**	851,673	(5.0)	**283,220**	240,093	18.0
Less : Minority interests	**7,418**	27,035	(72.6)	**2,524**	6,523	(61.3)
Net profit attributable to members	**801,606**	824,638	(2.8)	**280,696**	233,570	20.2

Note (1) : This comprised restructuring and integration costs as a result of the acquisition and merger of Overseas Union Bank Limited.

大華銀行集團
UNITED OVERSEAS BANK GROUP

NEWS RELEASE

UNITED OVERSEAS BANK LIMITED
(Incorporated in the Republic of Singapore)

2. SELECTED BALANCE SHEET DATA

	The Group			The Bank		
	30-Sep-03	31-Dec-02	30-Sep-02	**30-Sep-03**	31-Dec-02	30-Sep-02
	$'000	$'000	$'000	**$'000**	$'000	$'000
(a) Assets						
Total Assets	**108,016,374**	107,469,421	107,086,020	**92,913,792**	93,225,652	92,176,673
Loans and advances including trade bills to non-bank customers (net of cumulative provisions)	**59,247,945**	58,884,007	59,742,055	**50,517,066**	49,956,235	50,339,562
(b) Liabilities						
Deposits (non-bank customers)	**66,092,121**	67,918,581	67,401,817	**56,376,894**	57,931,265	57,205,322
Total deposits including bankers' deposits	**84,189,032**	87,220,639	88,137,221	**74,344,610**	77,319,593	77,680,582
Subordinated debts issued (unsecured)						
- Due after one year	**3,018,404**	1,294,399	1,294,237	**3,018,404**	1,294,399	1,294,237
Other debts issued						
- Due within one year (secured)	**909,147**	852,411	518,058	**-**	-	-
- Due after one year (unsecured)	**303,327**	-	-	**303,327**	-	-
(c) Capital and reserves						
Issued and paid-up capital	**1,571,641**	1,571,603	1,571,580	**1,571,641**	1,571,603	1,571,580
Total shareholders' funds	**12,928,822**	12,652,638	12,776,637	**11,525,512**	11,284,098	11,117,253
(d) Net asset value per ordinary share based on issued share capital as at end of the financial period ($)	**8.23**	8.05	8.13	**7.33**	7.18	7.07

UNITED OVERSEAS BANK LIMITED
(Incorporated in the Republic of Singapore)

3. OTHER INFORMATION

	The Group					
	9 Months 2003 $'000	9 Months 2002 $'000	Incr/ (Decr) %	**3rd Quarter 2003 $'000**	3rd Quarter 2002 $'000	Incr / (Decr) %
(a) Depreciation	**79,780**	88,117	(9.5)	**27,224**	27,074	0.6
(b) Annualised net profit as a percentage of average total shareholders' funds (%)						
- Including goodwill amortisation	**8.3**	8.6	(3.5)	**8.7**	7.3	19.2
- Excluding goodwill amortisation	**9.9**	10.0	(1.0)	**10.3**	8.8	17.0
(c) Annualised earnings per share (cents)						
- Basic	**68.0**	70.0	(2.9)	**71.4**	59.4	20.2
- Fully diluted	**68.0**	70.0	(2.9)	**71.4**	59.4	20.2

(d) The financial statements for the nine months ended 30 September 2003 have been prepared in accordance with the same accounting policies and methods of computation as those adopted in the audited financial statements for the year ended 31 December 2002.

(e) Details of new shares of the Bank are as follows:-

Particulars of Issue	No. of new shares issued between 1-Jul-03 and 30-Sep-03	No. of new shares that would have been issued upon the exercise of all outstanding options	
		At 30-Sep-03	At 30-Sep-02
Exercise of UOB Executive Share Options	29,000	4,511,000	2,579,000

UNITED OVERSEAS BANK LIMITED
(Incorporated in the Republic of Singapore)

4. REVIEW OF PERFORMANCE

The financial statements are prepared in accordance with Financial Reporting Standards and are expressed in Singapore dollars.

(a) The Group's net profit after tax ("NPAT") for the third quarter of 2003 increased 20.2% to $281 million, from $234 million in the third quarter of 2002. The increase was mainly due to higher fee and commission income, higher share of profit of associates and lower provision for loans, partially offset by higher provision for diminution in value of government securities.

(b) The Group recorded a NPAT of $802 million for the nine months ended 30 September 2003 ("this year-to-date") compared to $825 million for the nine months ended 30 September 2002 ("last year-to-date"), a decrease of 2.8%. The drop in NPAT was mainly due to higher provision charges and lower share of profit of associates, partly offset by higher operating profits.

(c) The Group's operating profit before goodwill amortisation and provisions ("Operating Profit") increased 5.5% to $1,528 million for this year-to-date compared to $1,448 million for the same period last year. The increase in the Group's Operating Profit was mainly due to a 4.3% growth in total income to $2,334 million from $2,238 million for last year-to-date. The growth was largely contributed by higher gain on sale of government and investment securities, higher profit on foreign exchange, as well as higher fee and commission income mainly from investment-related and loan-related activities. These were partially offset by lower net interest income mainly due to narrowing of loan margin and lower contributions from inter-bank money market activities as a result of the low and flat interest rate yield curve.

The Group's total operating expenses, comprising staff and other operating expenses, increased 2.1% to $806 million for this year-to-date compared to $789 million for last year-to-date. Staff expenses decreased 2.4% to $390 million, while other operating expenses increased 6.7% to $416 million mainly to support increased advertising and promotion activities, as well as higher maintenance costs on premises and other fixed assets. These were partially offset by lower depreciation of fixed assets and lower rental expenses. As a result of a higher growth in total income compared to that of total operating expenses, the expense-to-income ratio of the Group improved to 34.5% for this year-to-date from 35.3% for last year-to-date.

(d) The Group's provision charges increased 31.1% to $366 million for this year-to-date compared to $279 million for last year-to-date, mainly due to provision for diminution in value of government securities as compared to a write-back for the same period last year.

(e) Share of profit of associates (before tax) declined 43.0% to $62 million for this year-to-date, mainly due to a one-time exceptional gain recorded by United Overseas Land Limited arising from the sale of Tiong Bahru Plaza retail mall in the first quarter of 2002, and no share of profit from Haw Par Corporation Limited which ceased to be an associate of the Group following the divestment in December 2002. These were partially offset by higher contributions from other associates.

(f) The Group's loans and advances increased 0.6% from $58,884 million as at 31 December 2002 to $59,248 million as at 30 September 2003. Group non-performing loans ("NPLs") declined $336 million or 5.9% to $5,343 million as at 30 September 2003 compared to $5,679 million as at 31 December 2002. Consequently, Group NPLs (excluding debt securities) as a percentage of gross customer loans decreased 0.6% point to 8.4% as at 30 September 2003. Of the total Group NPLs, $2,837 million or 53.1% were secured by collateral, and $3,406 million or 63.7% were in the Substandard category.

UNITED OVERSEAS BANK LIMITED
(Incorporated in the Republic of Singapore)

(g) Total cumulative specific and general provisions of the Group were $3,438 million as at 30 September 2003 compared to $3,504 million as at 31 December 2002. General provisions were $1,425 million or 41.4% of total cumulative provisions. The total cumulative provisions as at 30 September 2003 provided coverage of 64.3% against Group NPLs and 137.2% against Group unsecured NPLs, compared to 61.7% and 138.3% as at 31 December 2002 respectively.

(h) Total assets of the Group increased 0.5% to $108.0 billion as at 30 September 2003 compared to $107.5 billion as at 31 December 2002. Shareholders' funds of the Group increased 2.2% to $12.9 billion as at 30 September 2003, resulting in an increase in the net asset value per share to $8.23 from $8.05 as at 31 December 2002.

(i) As at 30 September 2003, the Group's Capital Adequacy Ratio ("CAR") of 17.9% computed under the Bank for International Settlements ("BIS") guidelines was more than twice the minimum requirement of 8% set by BIS. The increase in CAR by 2.6% points from 15.3% as at 31 December 2002 was mainly due to the issuance of US$1 billion 4.50% Subordinated Notes in June 2003.

5. DIVIDEND

No dividend has been declared for the quarter ended 30 September 2003.

BY ORDER OF THE BOARD
UNITED OVERSEAS BANK LIMITED

Mrs Vivien Chan
Secretary

Dated this 31st day of October 2003

The results are also available at the Bank's website at www.uobgroup.com